June 29, 2007
Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Moran,
We have received your letter dated June 4, 2007 regarding the True Religion Apparel, Inc. Item 4.01 Form 8-K filed May 16, 2007 as amended June 1, 2007 File No. 0-51483. We have attached a copy of that letter to this letter to assist you in considering our response.
Comment No. 1
We have revised our Form 8-K and have disclosed the disagreement with Stonefield Josephson.
Comment No. 2
We have revised our Form 8-K and have disclosed the reportable events identified by Stonefield Josephson.
We acknowledge that:
•	True Religion Apparel, Inc. (the “company”) is responsible for the adequacy and accuracy of the disclosures in the Form 8-K, as amended;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (323) 266-3072, ext. 483 if you have any questions about this matter.
Sincerely,
True Religion Apparel, Inc.

/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer